[redacted]

05037450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8- 45761

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CBA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 East Main Street, Suite 103
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley V. Cheslock — (203) - 969 -1030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley V. Cheslock, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to CBA Securities, LLC as of December 31, 2004 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

Notary Public

KIM HARRISON
NOTARY PUBLIC
MY COMMISSION EXPIRES 8/31/2005

CBA SECURITIES, LLC
(SEC I.D. No. 8-45761)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Members of
CBA Securities, LLC

We have audited the accompanying statement of financial condition of CBA Securities, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CBA Securities, LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 10, 2005

CBA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 239,412
RECEIVABLE FROM AFFILIATES	1,152,028
FURNITURE AND EQUIPMENT (Net of accumulated depreciation $52,946)	19,249
TOTAL	$1,410,689

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES—	
Accrued expenses	$ 32,000
MEMBERS' EQUITY	1,378,689
TOTAL	$1,410,689

See notes to statement of financial condition.

1. ORGANIZATION

CBA Securities, LLC (the "Company") is a Delaware limited liability company operating as a nonclearing entity which introduces transactions for clearance to another broker-dealer. The members of the Company are Cheslock Bakker & Associates, LLC, Robert Grimm, Richard Rogers, and William Featherston. Cheslock Bakker & Associates, LLC is primarily owned by Stanley Cheslock and Paul Bakker.

The Company shall terminate in accordance with provisions of the Limited Liability Company Agreement. The Company has indemnified each member from any loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income is generated from transactions where the Company acts exclusively as an agent to the principals in the transaction. Commission revenue is recorded when earned, on a trade date basis, for securities transactions. Trading income is generated through short sales (see Note 4) and/or long positions, and consists of gains or losses realized on closed positions and unrealized gains or losses resulting from marking open positions to market at year-end. Market values of open positions are determined by management by reference to published data, such as Bloomberg. Furniture and Equipment represents capitalizable assets and depreciation is straight lined over the life of the asset.

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. SECURITIES HELD FOR TRADING AT MARKET VALUE

The Company had no open positions at December 31, 2004.

4. SECURITIES SOLD NOT YET PURCHASED

As part of its trading activities, the Company may sell securities that it does not own ("short sale"). To complete a short sale, the Company arranges through a broker to borrow the securities to be delivered to the buyer. In borrowing the securities to be delivered to the buyer, the Company becomes obligated to replace the securities borrowed at their market price at the time of the replacement, whatever that price may be. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited as to dollar amount, will be recognized upon the termination of a short sale if the market price is less than or greater than the proceeds originally received, respectively. The Company's liability under the short sale is recorded at fair value. At December 31, 2004, the Company had no open short position.

The Company is exposed to credit loss in the event of nonperformance by a broker that holds a deposit as collateral for securities sold short. There was no exposure to credit losses as of December 31, 2004 as the Company held no short positions.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2004, the Company's net capital of $207,413 exceeded the minimum requirement by $107,413. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2004.

6. TAXES

As a limited liability company, the Company is not subject to Federal income taxes; such taxes are the responsibility of the Company's members. The Company is subject to certain state and local taxes.

7. RELATED PARTY

The receivable from affiliated entities represents interest bearing cash advances. Interest is calculated at the rate of prime minus 1% as per the terms of the partnership agreement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 10, 2005

CBA Securities, LLC
695 East Main Street
Stamford, Connecticut 06901

In planning and performing our audit of the financial statements of CBA Securities, LLC (the "Company") for the year ended December 31, 2004 (on which we issue our report dated February 10, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization, and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's members, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other then these specified parties.

Yours truly,

Deloitte & Touche LLP